JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT, dated as of the 9th day of July, 2018, is entered into by and between each series of the Six Circles Trust, a Delaware statutory trust, listed on Schedule A hereto (each, a “Fund” and collectively, the “Funds”).

W I T N E S S E T H:

WHEREAS, the Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g- 1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Funds are joint named insureds under a fidelity bond (the “Bond”);

WHEREAS, the Funds desire to enter into an agreement pursuant to Rule 17g-1(f) under the 1940 Act, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of the Six Circles Trust, including a majority of the directors who are not “interested persons” of the Six Circles Trust (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1.

Each Fund agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata in proportion to each Fund’s average net assets. In no event will a Fund’s allocated portion of the total premium paid for the Bond exceed the premium such Fund would have had to pay if it had provided and maintained a single insured bond.

2.

In the event recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other Funds, such Fund shall receive an equitable and proportionate share of the recovery in an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act.

3.	This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

4.

This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Trustees of the Six Circles Trust and such amendment is set forth in a written instrument executed by the parties hereto.

5.	This Agreement shall be construed in accordance with the laws of the State of New York.

6.	This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each Fund has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

THE SERIES OF THE SIX CIRCLES TRUST LISTED ON SCHEDULE A

By:	/s/ Mary Savino
Name:	Mary Savino
Title:	President

[Signature Page to Joint Fidelity Bond Agreement]

SCHEDULE A

Six Circles Trust

Six Circles International Unconstrained Equity Fund

Six Circles Tax Aware Ultra Short Duration Fund

Six Circles U.S. Unconstrained Equity Fund

Six Circles Ultra Short Duration Fund

3